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                                October 15, 2021

       William Ralston
       Chief Executive Officer
       Singlepoint Inc.
       2999 North 44th Street Suite 530
       Phoenix, AZ

                                                        Re: Singlepoint Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed September 29,
2021
                                                            File No. 333-259876

       Dear Mr. Ralston:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1

       Selling Stockholder, page 18

   1. Please revise to include the information required by Item 507 of Regulation S-K.
       Exhibit Index, page II-3

   2.                                                   Please revise to file
the equity financing agreement.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 William Ralston
Singlepoint Inc.
October 15, 2021
Page 2

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Donald Field at 202-551-3680 or Erin Jaskot at 202-551-3442 with any questions.



FirstName LastNameWilliam Ralston                          Sincerely,
Comapany NameSinglepoint Inc.
                                                           Division of
Corporation Finance
October 15, 2021 Page 2                                    Office of Trade &
Services
FirstName LastName